Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  Vasogen Announces First Quarter 2002 Results

Toronto, Ontario (April 11, 2002) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today reported the results of operations for the first quarter of 2002. Comparative figures relate to the three-month period ending February 28, 2002, and to the three-month period ending February 28, 2001. All amounts referenced herein are Canadian dollars, unless otherwise noted.

The loss for the first quarter of 2002 was $5.0 million, or $0.11 per share, compared to a loss of $2.7 million, or $0.06 per share, in 2001. The increased loss resulted primarily from higher costs associated with the expansion of clinical research and development activities and the corporate costs associated with supporting these activities.

During the first quarter of 2002, research and development expenditures totaled $3.2 million, compared to $1.8 million in 2001. The increase in spending primarily reflects costs to support Vasogen's expanded clinical development activity. The Company recently completed two clinical trials, which are discussed in the "Highlights" below.

General and administration expenditures totaled $2.0 million for the first quarter of 2002, compared to $1.6 million in 2001. This increase relates to the growing infrastructure requirements necessary to support the development of the Company's immune modulation therapy.

For the first quarter of 2002, investment income totaled $0.2 million, compared to $0.6 million in 2001. Investment income was lower in 2002, compared to the prior year, primarily due to lower average interest rates in the Company's investment portfolio.

Cash, cash equivalents, and marketable securities held to maturity totaled $34.6 million, versus $39.5 million at year-end. During the first quarter of 2002, Vasogen received proceeds of $0.2 million from the exercise of options and warrants, compared to $0.1 million in 2001. The total number of common shares outstanding at the end of the first quarter of 2002 increased to 46.5 million from 46.4 million at year-end.

An expanded Management's Discussion & Analysis for the quarter is accessible on Vasogen's web site at www.vasogen.com.



                                    - more -

                                                       ...page 2, April 11, 2002
Highlights

o Vasogen reported positive results from a randomized, double-blind, placebo-controlled clinical trial in 73 advanced chronic heart failure patients, conducted at leading North America cardiac centers: Baylor College of Medicine and the Methodist DeBakey Heart Center; the Texas Heart Institute; The Cleveland Clinic Foundation; and the University of Montreal. The study showed that, compared to the placebo group, the group receiving Vasogen's immune modulation therapy experienced significantly fewer major events - either hospitalizations (24 versus 41) or deaths (1 versus 7). This significantly lower event rate was supported by improvements in quality of life and NYHA (New York Heart Association) clinical classification for patients receiving Vasogen's immune modulation therapy. These results have positioned the Company to accelerate its clinical development program in support of regulatory approval for the treatment of chronic heart failure. Chronic heart failure affects 5 million people, costs $34 billion (driven mainly by hospitalizations), and is implicated in 300,000 deaths in the United States each year.

o Vasogen successfully completed an open-label, multi-center clinical trial in moderate to severe psoriasis. The 113-patient study, conducted under the direction of Daniel Sauder, M.D., Professor and Chairman, Department of Dermatology, Johns Hopkins University, achieved its primary objective of identifying an optimal treatment schedule for Vasogen's immunotherapeutic intervention in psoriasis and provides the basis for continued clinical development. Vasogen believes that the emerging therapeutic profile of its immune modulation therapy makes it particularly well suited as an adjuvant therapy in moderate to severe disease. Psoriasis is an inflammatory autoimmune disease of the skin occurring in up to 2% of the population, with over $3 billion spent on treatment every year. Approximately 500,000 individuals in the United States have moderate to severe disease.

o Vasogen announced the appointment of Surya N. Mohapatra, Ph.D., President and Chief Operating Officer of Quest Diagnostics Incorporated (NYSE: DGX), to its Board of Directors. Dr. Mohapatra has held the position of President and Chief Operating Officer of Quest Diagnostics since June 1999. He combines an exceptionally strong background in U.S. and international operations, with a Ph.D. in medical physics from the University of London and The Royal College of Surgeons of England. Vasogen and Quest Diagnostics have formed a strategic alliance for the joint commercialization of Vasogen's immune modulation therapy in the United States.

Vasogen will hold its Annual and Special Meeting of shareholders on Wednesday, May 1, 2002 at 4:30 p.m. (Eastern Time) at the TSE Conference Centre. This meeting will be web cast live and will be accessible on the Vasogen web site at www.vasogen.com.

Vasogen is focused on the research, development, and commercialization of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead clinical program is in late-stage development for the treatment of peripheral arterial disease. Vasogen's immunotherapeutic intervention is also advancing to late-stage clinical development in chronic heart failure. Additional development programs are ongoing in a number of other indications characterized by inflammation and immune system dysfunction, including psoriasis, chronic lymphocytic leukemia, graft-versus-host disease, ischemia/reperfusion injury, and neuroinflammatory disease.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                             Financial Tables Below


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

-------------------------------------------------------------------------------------------------------
                                                                         February 28,     November 30,
                                                                             2002             2001
-------------------------------------------------------------------------------------------------------
                                                                         (unaudited)
Assets
Current assets:
     Cash and cash equivalents                                            $   2,510       $   1,187
     Marketable securities                                                   30,999          36,859
     Clinical supplies                                                        2,444           1,832
     Tax credits recoverable                                                    976             976
     Prepaid expenses and other receivables                                     398             281
-------------------------------------------------------------------------------------------------------
                                                                             37,327          41,135

Marketable securities                                                         1,092           1,482

Capital assets                                                                  637             622
Less accumulated amortization                                                   301             272
-------------------------------------------------------------------------------------------------------
                                                                                336             350

Acquired technology                                                           4,081           4,081
Less accumulated amortization                                                 2,626           2,562
-------------------------------------------------------------------------------------------------------
                                                                              1,455           1,519

-------------------------------------------------------------------------------------------------------
                                                                          $  40,210       $  44,486
=======================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                             $   3,670       $   3,112

Shareholders' equity:
     Share capital (note 2)                                                 103,228         103,034
     Deficit accumulated during the development stage                       (66,688)        (61,660)
-------------------------------------------------------------------------------------------------------
                                                                             36,540          41,374

-------------------------------------------------------------------------------------------------------
                                                                          $  40,210       $  44,486
=======================================================================================================

See accompanying notes to interim consolidated financial statements.


Interim Consolidated Statements of Operations and Deficit
(Unaudited, in thousands of Canadian dollars, except per share amounts)

                                                                  Three-month period ended February 28
-------------------------------------------------------------------------------------------------------
                                                                             2002          2001
-------------------------------------------------------------------------------------------------------
Expenses:
     Research and development                                             $  3,208       $  1,815
     General and administration                                              1,993          1,560
-------------------------------------------------------------------------------------------------------

Loss before the undernoted                                                  (5,201)        (3,375)
Investment income                                                              173            650
-------------------------------------------------------------------------------------------------------

Loss for the period                                                         (5,028)        (2,725)
Deficit, beginning of period                                               (61,660)       (47,271)

-------------------------------------------------------------------------------------------------------
Deficit, end of period                                                    $(66,688)      $(49,996)
=======================================================================================================
Basic and diluted loss per share (note 3)                                 $  (0.11)      $  (0.06)
=======================================================================================================

See accompanying notes to interim consolidated financial statements.


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Unaudited, in thousands of Canadian dollars)

                                                                   Three-month period ended February 28
-------------------------------------------------------------------------------------------------------
                                                                            2002         2001
-------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Loss for the period                                                  $(5,028)      $(2,725)
     Items not involving cash:
         Amortization of capital assets
           and acquired technology                                             93            84
         Foreign exchange                                                     (81)           12
     Change in non-cash working capital                                      (171)         (310)
-------------------------------------------------------------------------------------------------------
                                                                           (5,187)       (2,939)

Financing:
     Warrants exercised for cash                                               25            69
     Options exercised for cash                                               169            47
-------------------------------------------------------------------------------------------------------
                                                                              194           116

Investments:
     Increase in capital assets                                               (15)          (16)
     Purchases of marketable securities                                      (159)         (674)
     Maturities of marketable securities                                    6,409         2,200
-------------------------------------------------------------------------------------------------------
                                                                            6,235         1,510

Foreign exchange gain (loss) on cash held
   in foreign currency                                                         81           (12)
-------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and
   cash equivalents                                                         1,323        (1,325)

Cash and cash equivalents,
   beginning of period                                                      1,187         2,327

-------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                                                          $ 2,510       $ 1,002
=======================================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Unaudited, In thousands of Canadian dollars)

Three-month period ended February 28, 2002

--------------------------------------------------------------------------------

Since its inception, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease and has not had any commercial operations. The operations of the Company are not subject to any seasonal or cyclical factors.

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. These interim financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended November 30, 2001.

1.   Significant accounting policies:

     These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.

2.   Share capital:

--------------------------------------------------------------------------------
                                             February 28,         November 30,
                                                     2002                 2001
--------------------------------------------------------------------------------
                                              (Unaudited)

       Common shares                               46,490               46,365
       Options                                      1,954                1,776
       Warrants                                       861                  886
--------------------------------------------------------------------------------

At February 28, 2002, 104,231 employment options and warrants were available for grant.

3.   Loss per share:

                                                 Three-month period ended February 28
----------------------------------------------------------------------------------------
                                                            2002             2001
----------------------------------------------------------------------------------------
                                                                  (Unaudited)
----------------------------------------------------------------------------------------
Loss for the period                                      $ (5,028)         $ (2,725)
----------------------------------------------------------------------------------------

Weighted average number of common shares outstanding:
    Basic                                                  46,442            44,785
    Effect of stock options                                    --                --
----------------------------------------------------------------------------------------
    Diluted                                                46,442            44,785

========================================================================================
Loss per share:
    Basic and diluted                                    $  (0.11)         $  (0.06)
========================================================================================


4.   Segmented information:

     The Company operates in one business segment, being the development of immune modulation therapies. The capital assets are primarily located in Canada and the acquired technology is located in Ireland.


                                       ###

                      Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada for interim financial statements. All amounts are expressed in Canadian dollars, unless otherwise noted. Annual references are to the Company's fiscal years, which end on November 30.


OVERVIEW

Vasogen is focused on the research, development, and commercialization of immune modulation therapies that exploit the physiological anti-inflammatory response to apoptotic cells for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead clinical program, now in late-stage development, is focused on the treatment of peripheral arterial disease. Vasogen's immunotherapeutic intervention is also advancing to late-stage clinical development in chronic heart failure. Additional development programs are ongoing in a number of other indications characterized by inflammation and immune system dysfunction, including psoriasis, chronic lymphocytic leukemia, graft-versus-host disease, ischemia/reperfusion injury, and neuroinflammatory disease.

Vasogen intends to commercialize its immune modulation therapy through alliances with established healthcare companies. To date, Vasogen has entered into one alliance with Quest Diagnostics Incorporated ("Quest Diagnostics"). Under the terms of the agreement, Quest Diagnostics, an unrelated party, has been granted the exclusive rights to commercialize the Company's immune modulation therapy in the United States. Quest Diagnostics' continuing exclusivity is subject to milestone payments, the timing of which is tied to the U.S. Food and Drug Administration ("FDA") approval process. As clinical trials of the Company's immune modulation therapy advance in the areas of cardiovascular and other inflammatory diseases, Vasogen and Quest Diagnostics have agreed to work together to prepare for the commercialization of immune modulation therapy in the U.S. The two companies will also share in product revenues.


RESULTS OF OPERATIONS

Research and Development

For the three months ended February 28, 2002, research and development expenditures totaled $3.2 million, compared to $1.8 million for the same period in 2001. The increase in spending primarily reflects costs to support Vasogen's expanded clinical development activity.

The costs to support the Company's expanding clinical development programs, including site costs, additional employees required to support these programs, and technology costs, have increased by $1.4 million in the first quarter of 2002, compared to the same period in 2001. More details on Vasogen's clinical development programs can be found in the Company's 2001 Annual Report, its Annual Information Form, and on its web site.

Vasogen recently released results from clinical trials in chronic heart failure ("CHF") and psoriasis. Both of these studies achieved their stated design goals, with results reported in February and March of 2002, respectively. In light of the findings from these studies, Vasogen expects to move to a follow-on clinical trial to support the regulatory approvals process in CHF and is currently reviewing options for clinical development in psoriasis. The Company is also conducting a pivotal clinical trial in peripheral arterial disease and has ongoing feasibility clinical studies in chronic lymphocytic leukemia, graft-versus-host disease, and ischemia/reperfusion injury.


                                    - more -

Depending upon the results of its research and development, the Company could decide to continue with certain avenues, terminate or cut back on certain avenues, or commence new avenues of research and development.

The Company's scientific developments have resulted in the filing of various patent applications. The Company currently has more than 40 patents and patent applications throughout the world.

General and Administration

General and administration expenses include salaries and related costs for those employees not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations, and marketing-related activities. These expenses also include infrastructure costs, such as facilities and information technology to support both corporate and research activities, as well as costs involved in corporate stewardship.

For the three months ended February 28, 2002, general and administration expenditures totaled $2.0 million, compared to $1.6 million for the same period in 2001.

The increase in expenditures relates to the internal growth necessary to support the commercial development of the Company's immune modulation therapy. Specifically, these increases are related to higher expenditures resulting from increased marketing-related costs and increased employee and infrastructure requirements to support both research and corporate activities. Expenditures related to market development have increased by $0.2 million for the three months ended February 28, 2002, compared to the same period in 2001. Salary expense increased by $0.1 million for the three months ended February 28, 2002, compared to the same period in 2001. Other administrative expenditures, including those for facilities, insurance, and professional fees, have increased by $0.1 million for the three months ended February 28, 2002, compared to the same period in 2001.

Investment Income

For the three months ended February 28, 2002, investment income totaled $0.2 million, versus $0.6 million for the comparable period in 2001. Investment income was lower, primarily due to lower average interest rates in the Company's investment portfolio.

Loss

The loss for the three months ended February 28, 2002 was $5.0 million, or $0.11 per share, compared to $2.7 million, or $0.06 per share, for the comparable period in 2001. As discussed above, the increased loss resulted mainly from higher costs associated with the expansion of clinical research and development activities and the corporate costs associated with supporting these activities. This increase was also a result of a lower level of investment income in 2002.

There are no seasonal or cyclical factors that have a material effect on the Company's operating results.


LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Vasogen has financed its operations primarily from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investments.

For the three months ended February 28, 2002, Vasogen received proceeds of $0.2 million from the exercise of options and warrants, compared to $0.1 million for the same period in 2001. The total number of common shares outstanding at the end of the first quarter increased to 46.5 million from 46.4 million at year-end.

                                    - more -

At February 28, 2002, the Company had cash, cash equivalents, and marketable securities held to maturity totaling $34.6 million, compared to $39.5 million at year-end. The Company invests these funds in liquid government and corporate debt instruments having an "A" credit rating or greater. In the environment of low interest rates that has prevailed, Management elected to commit funds primarily to short-term investments.

For the three months ended February 28, 2002, the Company's net cash used in operations was $5.2 million, compared to $2.9 million for the same period in 2001. These increases are primarily reflective of Vasogen's net operating losses. The reasons for these higher operating losses are elaborated on above. The burn rate for 2002 is in line with the Company's operating plan, which reflects the expanded clinical development and research activity and the larger infrastructure necessary to support the Company's planned growth.

The Company will require additional financing to grow and expand its operations and plans to raise funds from time to time, even if it does not have an immediate need for additional capital. Funding requirements may vary depending on a number of factors, including the progress of its research and development programs, the extent and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing, and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, and competing technological and market developments.


RISKS AND UNCERTAINTIES

Vasogen has not had any significant changes to its risks and uncertainties from those that were disclosed in the Company's fiscal 2001 Management's Discussion and Analysis.


OUTLOOK

Vasogen expects to continue to incur operating losses as a result of the expanded clinical trial activity necessary to support regulatory approval for indications in the United States, Canada, and other jurisdictions. The Company believes it has sufficient resources to fund this level of expenses for the upcoming year. The Company will need to raise additional capital to fund operations over the long term.

To commercialize its immune modulation therapy for a number of potential disease indications, the Company may enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions.